UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Pieris Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

720795103

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,007,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,007,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,007,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,007,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,007,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,007,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,581,171
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,581,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,581,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,581,171
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,581,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,581,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		744,966
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

744,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

744,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		744,966
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

744,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

744,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,588,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,588,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,588,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,609,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

20,609,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,609,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%
14	TYPE OF REPORTING PERSON

PN, IA

9

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,609,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

20,609,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,609,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,609,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

20,609,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,609,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 720795103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. The Reporting Persons are filing this Amendment No. 1 due to an increase in the number of the Issuer’s outstanding Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based on 98,851,927 Shares outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

As of the close of business on the date hereof, (i) BVF beneficially owned 11,007,420 Shares, excluding (a) 2,083,000 Shares issuable upon the conversion of the Series B Preferred Stock held by it, (b) 1,796,000 Shares issuable upon the conversion of the Series C Preferred Stock held by it, (c) 1,759,000 Shares issuable upon the conversion of the Series D Preferred Stock held by it, (d) 2,670,000 Shares issuable upon the conversion of the Series E Preferred Stock held by it, and (e) 1,796,000 Shares issuable upon the exercise of the C Warrants held by it, (ii) BVF2 beneficially owned 8,581,171 Shares, excluding (a) 1,659,000 Shares issuable upon the conversion of the Series B Preferred Stock held by it, (b) 1,445,000 Shares issuable upon the conversion of the Series C Preferred Stock held by it, (c) 1,078,000 Shares issuable upon the conversion of the Series D Preferred Stock held by it, (d) 1,867,000 Shares issuable upon the conversion of the Series E Preferred Stock held by it, and (e) 1,445,000 Shares issuable upon the exercise of the C Warrants held by it, and (iii) Trading Fund OS beneficially owned 744,966 Shares, excluding (a) 85,000 Shares issuable upon the conversion of the Series A Preferred Stock held by it, (b) 284,000 Shares issuable upon the conversion of the Series B Preferred Stock held by it, (c) 265,000 Shares issuable upon the conversion of the Series C Preferred Stock held by it, (d) 163,000 Shares issuable upon the conversion of the Series D Preferred Stock held by it, (e) 161,000 Shares issuable upon the conversion of the Series E Preferred Stock held by it, and (f) 265,000 Shares issuable upon the exercise of the C Warrants held by it. The Reporting Persons do not beneficially own the Shares underlying the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and C Warrants held by them as a result of the contractual ownership limitations discussed below.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 11,007,420 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 8,581,171 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 744,966 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 19,588,591 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS and the Partners Managed Accounts, and the sole member of Partners OS, may be deemed to beneficially own the 20,609,863 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, including 276,306 Shares held in the Partners Managed Accounts, and excluding (a) 302,000 Shares issuable upon the conversion of the Series E Preferred Stock held in the Partners Managed Accounts, and (b) 16,000 Shares issuable upon the exercise of C Warrants held in the Partners Managed Accounts.

12

CUSIP No. 720795103

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 20,609,863 Shares beneficially owned by Partners.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 20,609,863 Shares beneficially owned by BVF Inc.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 85 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which are convertible into an aggregate of 85,000 Shares. Each share of the Series A Preferred Stock is convertible at any time, at the holder’s option, into 1,000 Shares. The Series A Preferred Stock may not be converted, however, if, after such conversion, the holder thereof (together with such holder’s affiliates, and any other person whose beneficial ownership of Shares would be aggregated with the holder’s ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which the holder is a member) would beneficially own a number of Shares in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares (the “Conversion A Limitation”). As of the close of business on the date hereof, the Conversion A Limitation prohibits the conversion of all Series A Preferred Stock held by the Reporting Persons. Accordingly, the Reporting Persons do not beneficially own the Shares underlying the Series A Preferred Stock.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 4,026 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), which are convertible into an aggregate of 4,026,000 Shares. Each share of the Series B Preferred Stock is convertible at any time, at the holder’s option, into 1,000 Shares. The Series B Preferred Stock may not be converted, however, if, after such conversion, the holder thereof (together with such holder’s affiliates, and any other person whose beneficial ownership of Shares would be aggregated with the holder’s ownership for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any “group” of which the holder is a member) would beneficially own a number of Shares in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares (the “Conversion B Limitation”). As of the close of business on the date hereof, the Conversion B Limitation prohibits the conversion of all Series B Preferred Stock held by the Reporting Persons. Accordingly, the Reporting Persons do not beneficially own the Shares underlying the Series B Preferred Stock.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 3,506 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”), which are convertible into an aggregate of 3,506,000 Shares. Each share of the Series C Preferred Stock is convertible at any time, at the holder’s option, into 1,000 Shares. The Series C Preferred Stock may not be converted, however, if, after such conversion, the holder thereof (together with such holder’s affiliates, and any other person whose beneficial ownership of Shares would be aggregated with the holder’s ownership for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any “group” of which the holder is a member) would beneficially own a number of Shares in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares (the “Conversion C Limitation”). As of the close of business on the date hereof, the Conversion C Limitation prohibits the conversion of all Series C Preferred Stock held by the Reporting Persons. Accordingly, the Reporting Persons do not beneficially own the Shares underlying the Series C Preferred Stock.

13

CUSIP No. 720795103

As of the close of business on the date hereof, the Reporting Persons hold 3,000 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), which are convertible into an aggregate of 3,000,000 Shares. Each share of the Series D Preferred Stock is convertible at any time, at the holder’s option, into 1,000 Shares. The Series D Preferred Stock may not be converted, however, if, after such conversion, the holder thereof (together with such holder’s affiliates, and any other person whose beneficial ownership of Shares would be aggregated with the holder’s ownership for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any “group” of which the holder is a member) would beneficially own a number of Shares in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares (the “Conversion D Limitation”). As of the close of business on the date hereof, the Conversion D Limitation prohibits the conversion of all Series D Preferred Stock held by the Reporting Persons. Accordingly, the Reporting Persons do not beneficially own the Shares underlying the Series D Preferred Stock.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 5,000 shares of Series E Convertible Preferred Stock (the “Series E Preferred Stock”), which are convertible into an aggregate of 5,000,000 Shares. Each share of the Series E Preferred Stock is convertible at any time, at the holder’s option, into 1,000 Shares. The Series E Preferred Stock may not be converted, however, if, after such conversion, the holder thereof (together with such holder’s affiliates, and any other person whose beneficial ownership of Shares would be aggregated with the holder’s ownership for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any “group” of which the holder is a member) would beneficially own a number of Shares in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares (the “Conversion E Limitation”). As of the close of business on the date hereof, the Conversion E Limitation prohibits the conversion of all Series E Preferred Stock held by the Reporting Persons. Accordingly, the Reporting Persons do not beneficially own the Shares underlying the Series E Preferred Stock.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 3,522,000 Tranche C Warrants (the “C Warrants”), which are exercisable into an aggregate of 3,522,000 Shares. The C Warrants have an exercise price of $7.10 per Share (the “Exercise Price”). If (i) the Issuer’s initial public disclosure of the phase 2a Study of PRS-060/AZD1402 that includes the “p” value achieved for the primary endpoint of such study reveals top-line data on the primary efficacy endpoint in the phase 2a Study with a “p” value below 0.05 (i.e., p < 0.05) in at least one dose level; and (ii) the 10-day volume weighted average Share price commencing on the trading day immediately after the initial public disclosure is at least three percent more than the Exercise Price (clauses (i) and (ii), collectively, the “Performance Condition”), then the C Warrants will be exercisable for a period of 60 days from the date of the initial data disclosure and may only be exercised for cash. Otherwise, the C Warrants will be exercisable for a period of five years from the date of issuance (such date, the “Expiration Date”). If the Performance Condition has not been met and the last reported sale price of the Shares immediately prior to the Expiration Date was greater than the Exercise Price, then the C Warrants shall be automatically deemed exercised on a cashless basis on the Expiration Date. The C Warrants may not be exercised, however, if, after such exercise, the total number of Shares then beneficially owned by the holder thereof (together with such holder’s affiliates, and any other person whose beneficial ownership of Shares would be aggregated with the holder’s ownership for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any “group” of which the holder is a member) would exceed 9.99% of the total number of Shares then issued and outstanding (including for such purpose the Shares issuable upon such exercise (the “C Warrants Blocker”). As of the close of business on the date hereof, the C Warrants Blocker prohibits the exercise of all C Warrants held by the Reporting Persons. Accordingly, the Reporting Persons do not beneficially own the Shares underlying the C Warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts.

14

CUSIP No. 720795103

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 20,609,863 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS and BVF GPH.

(c)       None of the Reporting Persons have entered into any transactions in the Shares during the past sixty days.

15

CUSIP No. 720795103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

16